Exhibit 99.3

WBM CAPITAL CORP. ANNOUNCES ARRANGEMENT AGREEMENT

November 19, 2024 – Vancouver, British Columbia – WBM Capital Corp. (“WBM” or the “Company”) is pleased to announce that it has entered into an arrangement agreement (the “Arrangement Agreement”) on November 18, 2024 with its wholly-owned subsidiaries, 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. (each a “Subsidiary”; collectively, the “Subsidiaries”) pursuant to which the parties intend to complete a court approved statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”).

Pursuant to the proposed Plan of Arrangement, WBM will spin-out the common shares it currently holds in the Subsidiaries to its shareholder, with the result that each Subsidiary will be owned directly by the shareholder of WBM.

Completion of the transactions contemplated by the Arrangement Agreement, including the consummation of the Plan of Arrangement will, among other things, require the unanimous written consent of the sole shareholder of WBM and the approval of the Supreme Court of British Columbia.

Full details of the Plan of Arrangement will be included in the management information circular of WBM, which is expected to be distributed to the WBM shareholder in November 2024. A copy of the Arrangement Agreement and the information circular will be made available on the SEDAR+ profile of WBM at www.sedarplus.ca.

About WBM Capital

WBM is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. It has no current business other than evaluating and pursuing opportunities to develop or transact with a high quality operating business.

For Further Information, please contact:

Carlo Rigillo

Chief Executive Officer

e: carlo.rigillo@gmail.com

t: 647-400-4794

Cautionary Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. The forward-looking information contained in this press release includes, without limitation, information relating to the proposed Plan of Arrangement and the Company’s future plans, including acquiring or building an operating business. Forward-looking information is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Any such forward-looking information is based on information currently available to WBM and is based on assumptions and analyses made in light of WBM’s experience and perception of historical trends and current conditions. While the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. Readers are cautioned that actual results may vary from the forward-looking information, and undue reliance should not be placed on such forward-looking information.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. Additional risk factors can also be found in WBM’s financial statements and management’s discussion and analysis, which are available under WBM’s profile on SEDAR+ at www.sedarplus.ca.

Unless otherwise indicated, the forward-looking statements in this news release are based on the Company’s expectations at the date of this news release. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. WBM undertakes no obligation to update or revise such forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.